News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	April 14, 2022

 Seabridge Gold Reports Updated Mineral Resource Estimates for
Mitchell and East Mitchell Deposits

Toronto, Canada - Seabridge Gold reported today updated mineral resource estimates for its Mitchell and East Mitchell (formerly Snowfield) deposits which incorporate drilling completed in 2021. These resource estimates will be used in an updated KSM Preliminary Feasibility Study (PFS) expected in June 2022 that will, for the first time, incorporate the East Mitchell deposit into KSM's mine plans. The Mitchell and East Mitchell are two of five deposits in Seabridge's 100%-owned, district-sized KSM project in the Golden Triangle region of northwestern British Columbia, Canada. The East Mitchell deposit was acquired by Seabridge in 2020 from Pretium Resources.

The updated mineral resource estimates for Mitchell and East Mitchell are as follows:

Undiluted Open Pit Constrained Mineral Resources as of March 31, 2022

Deposit	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold ounces (millions)	Copper pounds (millions)	Silver ounces (millions)	Moly pounds (millions)
Mitchell	Measured	691.7	0.68	0.19	3.3	52	15.1	2,876	72.8	79
	Indicated	1,667.0	0.48	0.14	2.8	66	25.9	5,120	149.2	241
	Inferred	1,282.6	0.29	0.14	2.4	47	11.8	3,832	102.2	133
East Mitchell	Measured	1,012.8	0.65	0.11	1.8	89	21.1	2,514	59.2	198
	Indicated	746.2	0.42	0.08	1.7	79	10.1	1,390	41.8	130
	Inferred	281.1	0.37	0.07	2.3	61	3.4	403	21.1	38
Totals	Measured plus Indicated	4,117.7	0.54	0.13	2.4	71	72.2	11,900	323.0	648
	Inferred	1,563.7	0.30	0.13	2.5	50	15.2	4,235	123.3	171

Notes:

  The Mineral Resource estimate has been prepared by Henry Kim P.Geo., an independent Qualified Person.
  Resources are reported using the 2014 CIM Definition Standards and were estimated in accordance with the CIM 2019 Best Practices Guidelines.
  Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Net Smelter Return (NSR) Cut offs are $10.75/t for Mitchell and $11.20/t for East Mitchell using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo at a currency exchange rate of 0.79 US$ per C$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag.  Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.
  The Mineral Resource has been constrained by a "reasonable prospects of eventual economic extraction" pit using the following assumptions: metal prices of US$1820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$ 13.5/lb Mo at a currency exchange rate of 0.83 US$ per C$; Pit slopes range between 32-51 degrees in the Mitchell area and 25-43 degrees in the East Mitchell area; $2.20/t mining costs; $10.75/t process + G&A costs for Mitchell;  $11.20/t process + G&A costs for East Mitchell; offsite terms and metallurgical recoveries are the same as Note 5.
  "Moly" = "Molybdenum"
  Numbers may not add due to rounding.
  Unless noted, dollars reported herein are Canadian dollars.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Seabridge Chairman and CEO Rudi Fronk noted that, "we are very eager to see how this new resource estimate folds into our revised PFS. We expect the combination of East Mitchell and Mitchell to create a single very large open pit mining opportunity with improved economic projections including a likely increase in proven and probable gold reserves, better grades in the early years of production and deferral of the need to pay for capital intensive underground block-cave development. These expected gains, along with higher metal prices, should help offset the impact of inflation on materials and labor costs in the updated PFS."

Fronk also noted that, "with these resource additions, we have once again met our annual corporate objective of increasing our gold ownership on a per share basis. Since our last published resource estimate in December 2020, we have added 12.0 million ounces of gold in the measured and indicated categories, reduced inferred gold resources by about 0.2 million ounces and increased shares outstanding by approximately 5.6 million for new financings. Enhancing shareholder ownership of gold resources remains a governing objective for our Company and we were able to continue to achieve it over the past 15 months."

Gold, copper, silver and molybdenum grades in the Mitchell and East Mitchell resource were estimated by Wood PLC ("Wood") using ordinary kriging methods. Geological domains for lithology, structure and alteration were created in 3-dimensions to constrain models independently derived for gold, copper, silver, and molybdenum. An ordinary kriging estimation with 7.5 meter assay composites and outlier restrictions was used to select eligible composites for block grade estimation. Orientation of search ellipses was developed from updated variography studies and designed to honor structural orientations of the deposits.

Drill hole data from Mitchell and East Mitchell were evaluated and consolidated into a single dataset.  The Mitchell mineral resource database is 96% from Seabridge drilling using consistent and robust procedures for drilling, collar surveying, downhole surveying, sampling, assaying and assay quality control.  East Mitchell drilling was checked in detail by Seabridge and Wood prior to incorporation in the dataset including a check sampling program carried out on 76 drill core intervals from 14 legacy drillholes and multiple assay procedures completed on confirmation holes drilled in 2021.  This work assures that the East Mitchell and Mitchell datasets are consistent and reliable.

Validation of the estimation models was carried out separately for gold, copper, silver and molybdenum using a combination of:

  visual inspection of estimates and assay composites,
  comparison of estimated grades and nearest neighbor validation model grades by domain, checks on the impacts of outlier restrictions on metal reduction by domain construction and inspection of swath plots to check grade trends in estimated block grades reconciliation to previous resource models

Bench plans of gold, silver copper and molybdenum were reviewed individually by plotting assay composite grades and estimated block grades. During inspections of bench plans areas of block grades were identified as potentially over-projections of high-grade composites and outlier restrictions were refined. Additionally, the influence of estimation domain boundaries in controlling grade trends was confirmed. Interpolated block grades match local composites well and the trends in block grades between drillholes are reasonable.

Net smelter return values ("NSR" values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by Tetra Tech from metallurgical test work on the deposits. This NSR value, stated in terms of Canadian dollars, reflects metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum, a US$/C$ currency exchange rate of 0.79, estimated metal recoveries and offsite transportation, smelting, and refining charges. Resources are tabulated inside a hypothetical constraining pit shapes using an NSR cut-off value of $10.75/t for the Mitchell deposit and $11.20/t for the East Mitchell deposit.

Resource estimates included herein were prepared by Wood under the supervision of Henry Kim, P.Geo., who is independent of Seabridge, and a Qualified Person as defined by National Instrument 43-101. Mr. Kim has reviewed and approved this news release.

An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition, all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Random cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources at KSM's Mitchell and East Mitchell deposits; (ii) the completion of, and the date of completion of, a pre-feasibility study that incorporates the East Mitchell deposit into KSM's mine plans; (iii) the expectation that the combination of East Mitchell and Mitchell deposits creating a single very large open pit mining opportunity with improved economic projections, including a likely increase in proven and probable gold reserves and better grades in the early years of production; (iv) the expected improvement in economic projections together with higher metal prices, helping to offset the impact of inflation on materials and labor costs in the updated PFS; and (v) the appropriateness of the estimation methods described above. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the assumed presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) appropriate discount rates; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) metallurgical performance; (x) receipt of regulatory approvals on acceptable terms; and (xi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of mineral resources, which are based on the methods and assumptions described herein, amongst others.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2021 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact: Rudi P. Fronk, Chairman and C.E.O. Tel: (416) 367-9292 • Fax: (416) 367-2711 Email: info@seabridgegold.com